Filed by FTAC Emerald Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41168

Subject Company: FTAC Emerald Acquisition Corp.

$FLD (Fold App) Reddit AMA CEO Interview with Betsy Cohen & Will Reeves

December 9, 2024

Podcast Transcript

Ben Rabizadeh:	Good morning, everyone. There I am. It is Monday, December 9th. We are here with Betsy Cohen and Will Reeves from the Fold App FTAC Emerald Acquisition Group Corp. Betsy, good morning. How are you guys? How are you doing, Betsy?

Betsy Cohen:	We’re doing fine. How are you?

Ben Rabizadeh:	Doing great. So excited to hear about this, especially obviously because everything that’s going on with Bitcoin and Bitcoin breaking a 100K, it’s been a big, huge moment. A lot of excitement around the crypto space, so looking forward to hearing from you as well. Will, good morning, Will. How are you doing?

Will Reeves:	Good morning. I’m doing great.

Ben Rabizadeh:	All right, awesome. So, I just want to get to know you guys a little bit. We got some questions from Reddit, we’ll get to that. But first let’s just spend a few minutes to learn about your background. Betsy, I hear you’re from Philadelphia, is that right?

Betsy Cohen:	That’s right.

Ben Rabizadeh:	I’m from Philly too.

Betsy Cohen:	You’re from Philly too?

Ben Rabizadeh:	Oh, of course. Yes. Philadelphia. That’s a great place. My dad went to UPenn. I almost got into Wharton, man, so close. I was so close. They interviewed me, but I don’t know, I guess they didn’t like me. But in any case, from Cherry Hill, that’s where my family’s from. Love that area, so beautiful area. Betsy, I hear you’re a very, very successful woman. You’re doing a lot in the SPAC space. Tell us a little bit more about what you do.

Betsy Cohen:	Well, I’ve always been in the financial services area. That’s why I was attracted to Fold, and that goes back many, many years. Started out as a lawyer and then went on from there to teach law school and then went out and came, figured I’d be a better client than a lawyer. And so, in the mid ’70s, I started my first bank.

Ben Rabizadeh:	Wow.

Betsy Cohen:	And I have taken eight companies to the public markets. I think the most recent one was The Bancorp, which became the first and the most important, it continues today to be the most important online bank, which provides wrappers for non-bank FinTech companies. So we saw the writing on the wall that the traditional methods of banking were in fact not going to continue, and I think that’s what Will saw also. And so understanding the business, having operated these businesses for many, many years, I was able to appreciate what Will had created.

Ben Rabizadeh:	What bank was that? You said mid ’70s. What bank was that you started?

Betsy Cohen:	It was called Jefferson Bank.

Ben Rabizadeh:	Jefferson.

Betsy Cohen:	And sold the Hudson United and I was also the CEO of a bank in Washington, DC which sold to First Union.

Ben Rabizadeh:	Cool. Do you remember back in those days, I think it was the ’80s in that area, Philly, Cherry Hill area, TD Bank, it was Commerce Bank back then. Do you remember Commerce Bank around that time?

Betsy Cohen:	But Commerce Bank sold to TD under difficult circumstances.

Ben Rabizadeh:	Oh yeah, that was interesting. The founder of Commerce, he lived in the neighborhood right next to me. They really revolutionized the space in a way because they had wide open, remember the layouts were wide open? Before Commerce, you had to go behind a gate to talk to the teller and they made everything wide open. You remember that?

Betsy Cohen:	Brilliant retail marketers, but that kind of marketing was not my thing. So I moved on from there to be totally online and felt that the way people were going to access their money, maybe 10 years out from the time we’re talking about, was going to be primarily online and less so in the branches. So we took two different approaches.

Ben Rabizadeh:	Sounds great. All right. Before we get more into the Fold app, just curious, tell us more about the SPACs, right? You’ve done, you sponsored a bunch of SPACs. Tell us a little bit about some of your success stories there.

Betsy Cohen:	We can tell you about all of our success stories. So, we’ve done a number of SPACs and those that are still trading are all trading above 10. There are some that are in the 20s and some that are in the teens, but we look for companies like Fold that have very understandable growing businesses. And add to that our real emphasis on good executives, people who understand the business, people who can be responsive to changing circumstances because as we know, nothing ever stays the same and who have shown through a period of time the ability to both grow the company and innovate. It’s very important to us that the product itself be tested but also be differentiated from the rest of the market, and that’s really what Will has achieved.

Ben Rabizadeh:	Okay. So that’s a nice interview. Let’s talk about Will and the Fold app first, just what stock we’re talking about here. It’s ticker symbol, FLD. A little bit of a clarity, if you can give folks a little bit confused. Ticker symbol has already changed to FLD, but the merger’s not complete yet, right? What’s going on there?

Betsy Cohen:	I think that we’ve felt that we both were so committed to the completion of the transaction and the kind of agreement that we reached made closing inevitable, that we wanted the public to know what this story was all about. And the best way to do that on an interim basis while we were still going through the SEC was to change the symbols so that everyone knew that Fold was in fact the company we were committed to.

Ben Rabizadeh:	Very interesting. So then what are the steps left for this acquisition to merger to get completed?

Betsy Cohen:	Well, we filed the first amendment of the S-4 and should hear shortly given the traditional 30-day period for response back on that we don’t control the timing. We would like to control the timing, but we don’t. And so it’s hard for us to estimate exactly when the transaction will close.

Ben Rabizadeh:	Those who are not familiar with that process, what steps would be left after? So you got this filing, you got to hear back from that. What steps have to happen after that?

Betsy Cohen:	Well, we have to get SEC approval to take it to completion.

Ben Rabizadeh:	And once they give the approval, how long does it take?

Betsy Cohen:	Well, there’s a notice period for the meeting for voting and et cetera. So it’s usually a 20-day period more or less.

Ben Rabizadeh:	Awesome. All right, beautiful. Will Reeves, let’s turn over to you to talk a little bit about the Fold app. So I have these questions, I’ll get to them, I promise. There’s folks watching on Reddit. They gave us a list of questions for both of you. I’ll get to that in just a second. But Will, if you can give us a little overview of what the Fold app does first.

Will Reeves:	Awesome. Well, it’s great to be here. Very excited to be joined by yourself and Betsy, we’ll take any time to be here with her. Fold is really about the easiest way to start your Bitcoin journey. So we have created a platform that allows you to earn Bitcoin on all your purchases and spending to buy Bitcoin as savings to invest in it and really to live on it and earn it passively in your everyday life. So you can download the Fold app and not change a single aspect of your behavior, go about your daily coffee, buying groceries, your monthly bills, and you’ll be accumulating Bitcoin passively. And we look at Bitcoin as long-term savings. And so our customers come to us as the easiest way to make sure that they’re accumulating more Bitcoin every single day.

Ben Rabizadeh:	It looks like you have some traction, at least based on your social media account. You have, you got a lot of followers. Can you give us some metrics, any kind of metrics you’re able to share?

Will Reeves:	Bitcoin and first and foremost has been truly a movement and Fold has seen the opportunity to build one of the strongest, most loyal communities around long-term savings. We have a community that has been working with Fold to inform the product. We’ve been a first mover here in the space for many years and have been delivering novel products and services that make Bitcoin earning and using Bitcoin easier and easier. And this has allowed us to reach an incredibly diverse group of people that come from all walks of life, all 50 states, metropolitan areas, rural areas, people who recognize that Bitcoin can truly transform their personal finances. And there’s really no product quite like Fold that makes it as easy to do so.

Ben Rabizadeh:	Have you seen since the election of Donald Trump and Bitcoin just surging, have you seen that reflected in your metrics?

Will Reeves:	Absolutely. There’s been incredible tailwinds for Bitcoin. The election has won. The Fold’s original series A was led by David Sacks, who was just recently named as the crypto czar of the US and the next administration. But truly, Bitcoin has been on a nonstop winning spree of incredible tailwinds. And this has benefited us because Fold has built the easiest way to begin the Bitcoin journey. And so for us, our customers have become more wealthy, their purchasing power and savings power has increased. And I think today we have given away over $70 million of Bitcoin to our customers.

Ben Rabizadeh:	Oh wow. Really?

Will Reeves:	Had we given that away in cash, it would barely be 20 million.

Ben Rabizadeh:	And where most of your customers are? Where do you operate? Is it United States? Canada? All over? Where do you operate?

Will Reeves:	We have been focusing deeply on the United States to serve this market. We believe that this product really has been primed for a customer that is looking to increase their purchasing power, increase their savings power. And in the United States, what we’ve seen is that people over the last decade or so have found it hard to do this. Savings is harder than ever the effects of inflation. I’ve been hitting people’s wallets and personal finances more than ever and Fold. And Bitcoin has provided a true solution to reverse those effects.

Ben Rabizadeh:	Okay, cool. If you can just spend a couple minutes talking about how the app actually works. I download the app, how do I use it? How do I earn the Bitcoin?

Will Reeves:	Great. So we started with our flagship product, which is our Bitcoin rewards product. So every day, millions of people swipe debit cards and earn them airline miles or hotel points. Fold changed the entire calculation and said, “Hey, instead of airline miles and hotel points, let’s earn Bitcoin the best performing asset of the last decade.” And so you’ll swipe the Fold card or you’ll connect your existing credit card to the Fold app and you will earn Bitcoin on every single buy.

Ben Rabizadeh:	Wait, hold on. Let’s say I have a credit card with Fidelity that gives me 2% cash back. I can connect my Fidelity card to Fold and earn Bitcoin?

Will Reeves:	Yes, you can take advantage of our merchant partnerships. We have some of the best national retailers and offers out there and you can connect your existing card and you can supercharge your existing rewards and that’s over 2%.

Ben Rabizadeh:	But do you get that, instead of the reward that that bank gives you or you get in addition to?

Will Reeves:	You get it in addition. So in your example, you’d have your Fidelity rewards and then you would get 2% back like Amazon and get that directly in Bitcoin.

Ben Rabizadeh:	Wow. Why wouldn’t anyone do this? Is there a fee, a monthly or annual fee or something?

Will Reeves:	You can download the Fold and use it for free. However, there is a premium subscription that allows you to only earn even more at lower fees. It’s truly there to be the easiest way to start earning Bitcoin every single day. And it’s exactly like you said, there’s a light bulb moment for people where it’s an absolute no-brainer to do this.

Ben Rabizadeh:	All right, that’s wild. All right, last question from me then we’ll go to the red AMA questions. Can you speak about, maybe this is for both of you in terms of valuation, when he struck the deal, Betsy with Will, how does that change now with Bitcoin surging and it’s at 100,000? I imagine the company’s worth more now than it was when he struck the deal with him. Does that change anything or you just get lucky?

Betsy Cohen:	No, no. We all got lucky. The owners of the stock, the public stock got lucky and the legacy owners of Fold are also lucky. Approximately 80% of the benefit of the increase, and it’s a complicated formula, but the increase over $90,000 over a period of 60 days. So we are not there yet, but $90,000 in six days goes to the pro rata to the investors in Fold. And the legacy investors in Fold get an extra bonus because they’ve been at this for about five years and we felt and they felt that that was an appropriate response. I think that one of the things that is really unusual about Fold is that it combines the ability to earn currently. But to hold long term, if you look at the history of Bitcoin over the last 10 years, it’s been just about the best performing asset. But that’s not a day-to-day trading mentality. As Will was saying, it’s a savings mentality.

And so you’re using your everyday events to help you in the long term. And we can’t, no one can guarantee that Bitcoin will not revert from 100 to 90 and go back up to 110. But we’re looking at this or Fold is looking at this for the user of the Fold reward card as a long-term strategy. And I think that there are others in the financial field such as Fidelity, since you’ve already mentioned them, and certainly BlackRock, the head of BlackRock who have now come to the recognition that Bitcoin is a valid long-term strategy for investment. So, we’re joining the big boys, but we were there first.

Ben Rabizadeh:	Okay. Can you talk a little bit about how you arrived or what is the valuation that you struck with Fold and how you arrived at that valuation? Very high level back of the napkin numbers, if you don’t mind.

Betsy Cohen:	Yeah, sure. If you take out the cash and you look at the comparable companies, there’s nothing right on point. But there are companies like Affirm that are in the financial services area and that talk to strategies for purchasers. And that’s in fact what the Fold coin is. Fold card is, sorry, I get my tongue tied. You take a look at that. And at the time that, and one of the reasons as you pointed out that we had a sensitivity in the formula for the rise in the value of Bitcoin is because we really all believed that although we arrived at valuation of $381 million in July,

I think it was, at the back end of 2024 was going to be a time when Bitcoin related and financial related companies were going to prosper. And so you can see that, I’ll just pick out Affirm because it’s an easy one to do, that in the last six months it probably doubled and we thought that there should be some room for that to be reflected both to the prospective owners of Fold and to the legacy owners.

Ben Rabizadeh:	Okay, great. So it was 384 million was the valuation?

Betsy Cohen:	381, I think it is

Ben Rabizadeh:	381 million. Okay, great. All right, let’s move on over to these Reddit AMA questions. And a lot of these have already been answered, so if you have any additional questions, you can put it in chat, whether it’s on YouTube or X, I think we’ll see him in the chat right here. If you’re on YouTube or X and Rhett’s in the back studio with me, if you see any questions coming in, just drop yourself into the studio and you can help me with asking those questions. But from the Reddit board, let’s start with you, Betsy. I mean we already answered, someone asked why did he pick Fold as your target? I think we covered that. Another question here, the July investor presentation suggests Fold’s, Bitcoin reserve valuation could increase significantly. Okay, we talked about this depending on the 45 day VWAP. Okay, we talked about this, but let me ask a related question. How much Bitcoin do you guys have, Will?

Will Reeves:	Today, Fold holds over 1,000 Bitcoin in our treasury,

Ben Rabizadeh:	Okay.

Will Reeves:	We’re unique in that we have always sought to build a Bitcoin treasury for durability, but also for value for our company and our shareholders. So today, we have developed 1,000 Bitcoin treasury, but this is just the beginning Fold in the course of our operating business has designed a product in an ecosystem that all has positive margins that generate Bitcoin every single day for the company. So programmatically, Fold, we’ll earn Bitcoin as our customers earn Bitcoin. And so, it’s something that we expect to constantly increase and I think we’ll get into it a little bit later. But beyond programmatically in building our treasury, we also are looking opportunistically, especially as we look to the public markets and the tools that may be at our disposal, taking inspiration from the likes of MicroStrategy will help us accelerate that of Bitcoin accumulation strategy very significantly.

Ben Rabizadeh:	Yeah, you’re jumping ahead to that MicroStrategy question. You need to be in there. We’ll get to that. So 1,000 Bitcoin, man, that’s like $100 million worth, I guess. I mean, does your company have any debt or is that?

Will Reeves:	No debt.

Ben Rabizadeh:	No debt. So 100 million, 381 million I guess, when the stock was at $10 is just Bitcoin. That’s amazing. All right, we’ll come back to that Bitcoin strategy, MSTR. We’ll talk about that in a second. But it looks like there could be some opportunities here with the stock. 100 million in Bitcoin. That’s crazy. All right, Betsy, let’s go back. Let’s go down the questions we have for you. Oh, SPAC targets. Betsy, do you have any preference for the type of company to target for your next SPAC? I guess they put in parentheses crypto related meaning. Is there a particular sector or industry you’re focused on for your future specs?

Betsy Cohen:	Yeah, I think that we look at technology based distributive systems, and that’s really what Fold’s all about in the pure FinTech world. But you could go beyond FinTech as a narrow topic and look at companies that have some moat around them, so that’s what we’re looking for, and I can draw this back to Fold. One of the things that appeal to us about Fold is that they had had experience in a field that is just emerging and that we could see that they could perform on a consistent basis. We’re not just looking for good companies, we’re looking for companies that will make good public companies because that’s where the investors really are going to benefit. So we could be beyond the narrow range of FinTech, but with the same understanding that it’s a platform underlying some financial or other element of distributive product.

Ben Rabizadeh:	Okay, great. That sounds good. You guys are piquing my interest here. I’m going to dig, if I have time, I’m going to dig deeper with a couple of my own questions in a second. I may have time because I’m looking at these Reddit questions and it looks like I hit them all. There’s a question about the timeline and the S4 and how long it’ll take to complete the merger. We did that. How is the valuation of full determined? We did that, so we’re killing it here. All right. So Will, let’s head on to the questions we have for you here. Yeah, okay. Question, why did you choose to go public via the SPAC route?

Will Reeves:	Well, I think Fold saw an incredible opportunity to build a deep premier Bitcoin financial services brand in the world and the only one that would exist in public markets. We thought combining that, our existing brand in the public markets would be an incredible opportunity for the company, for our Shareholders and for customers who need this solution in their lives. And so timing was very critical to this. We wanted to align this with the Bitcoin cycle and the SPAC structure really provided that accelerated path to listing. We know SPACs have had a mixed reputation over the years, but really Fold sits apart from that. We are an asset rich company. We just talked, we have over 1,000 Bitcoin in treasury that’s over 100 million today. We’re a leading brand in the space. We’ve been a first mover.

We’ve built a rich ecosystem of products that all have profitable margins in generating more Bitcoin every day. And more than anything, this is one of the largest and most dynamic markets that you could be building in. Bitcoin is growing exponentially, and I don’t think we could have more beneficial tailwinds than we’ve had in these last 12 months. And so I think this is truly a step apart in the SPAC world and the combination of Fold plus the team that Betsy has put together is really an unstoppable combination.

Ben Rabizadeh:	Awesome. A perfect interlude to the next question. Why did you choose FTAC specifically?

Will Reeves:	Well, the short answer is right here with me today. Betsy. Betsy and the Cohen team has really built an unmatched reputation. Betsy has been leading in banking and finance for over 50 years, completely remaking how finance and banking works. She alluded to earlier how she was a pioneer in bringing the digitization of banking experience. And I think today, with Fold, represents just another chapter in that legacy and how Bitcoin will reshape financial markets and Fold will be the tip of the spear for that. And so I think it’s really that combination of the team behind Betsy, the entire FTAC team that she’s put together really has been a one plus one equals three situation for Fold.

Ben Rabizadeh:	Awesome. All right, now we get that micro strategy question. It says, are you open to pursuing a micro strategy like strategy of leveraging convertible bonds or assets expand your Bitcoin holdings?

Will Reeves:	Short answer, yes. Fold is already the top 25 holder of Bitcoin of all public companies. So, we are going to enter public markets with one of the strongest Bitcoin positions out there. And that’s prior to even having the tools available to us that come with being a public company. And so, we absolutely believe that we start at the top 25, but that’s really only the beginning. And we have a very focused strategy to continue using the tools that I think Michael Saylor has pioneered and now others. And I think what sets us apart is that it’s not just about us doing that through financial engineering.

Our customers come to Fold every day to make sure they have accumulated more Bitcoin than they had the day before. The benefit of Fold is that we’ve built our business so that we end up with the same thing as our customers. Stack SATs, as they say, so does Fold. And so we have something that no other company does in the public markets is that our operating company will be generating Bitcoin daily as well as the financial engineering that we’re going to be able to take advantage of.

Ben Rabizadeh:	Well, that’s exciting and I was [inaudible 00:26:52] more of your shares right there as you were speaking. But it is a good time to mention that, just a disclaimer that you guys are a sponsor of the StoryTrading community. So we appreciate the sponsorship, helps us do what we do and just disclosing, I do have a position here in Fold. I had a little bit coming into this interview, just added more here you talk. So just get those disclaimers out of the way. Okay. Oh, we have Rhett Foster.

Rhett Foster:	How’s it going everyone?

Ben Rabizadeh:	That’s my colleague just jumped in. Rhett Foster. What’s going on?

Rhett Foster:	Not that much. We have a few questions that a lot of the chats wanted to get answered. So, I’m going to go ahead and put this up on the screen if you guys can see that. It says, “I was wondering how FLD will navigate NASDAQ’s three-year rule, the three-year anniversary on December 16th, and at that point FLD would be subject to delist from the NASDAQ?”

Betsy Cohen:	I think that that’s correct. At the end of the year that will happen, but we’ll migrate. We won’t delist and go into never Neverland. So we’ll migrate to the OTC and then have assurances that as soon as the deal is closed we’ll be able to navigate back.

Ben Rabizadeh:	All right, we got that. Anything else there for us from the chat? Nope. All right, so we got that one out of the way. Good. So let’s go back to these Reddit questions. For you, Will, it says revenue has been stagnant in recent years. Is that true with the forecasted uptick in 2025 due to planned marketing investments, are you already seeing signs of substantial growth in recent months?

Will Reeves:	Yeah, so I think what we’ve seen, Fold has absolutely been increasing our revenue since our founding. And what we have seen is that today, that we have never had a better position. The environment is really set for a breakout for Fold and for Bitcoin. It’s become a mainstream part of the financial system. The ETFs are here, we have regulatory clarity. Bitcoin has broken 100K and Fold is uniquely positioned to capitalize on all of this. We’ve built the most comprehensive platform for long-term savings. We offer rewards, payments, a very rich ecosystem, and soon, credit and loans. And we’re going from a company that has been growing in organically in this kind of nascent market to now having built partnerships that is going to be distributing our product and offerings to millions.

And so our focus on Bitcoin and building these Bitcoin products in combination with where the space is today really creates an entirely new environment for our company to flourish. And so we are very optimistic, very bullish on what is to come. And that is again, totally separate from the fact of we’ve built our balance sheet to focus our position in Bitcoin and we’ll directly benefit from the market growth from that as well.

Ben Rabizadeh:	Okay, sounds great. I’m looking at the chat, I see a million of the same questions just came rolling in about delisting. What’s it say? The delist question is by far the most important question. Are they pursuing a six-month extension to avoid delisting? Will the SPAC get an extension to avoid NASDAQ delisting? A lot of people are asking about this. What’s the update on that?

Betsy Cohen:	I think that I answered it, but if you think that there’s more information that they won’t, of course we’re pursuing every strategy we can so that we don’t have to do this navigation back and forth to OTC. But we’re very comfortable with the fact that within a relatively short period of time, you’ll see Fold on NASDAQ.

Ben Rabizadeh:	Okay, cool. All right, got a few more here for Will. How does revenue scale relative to Bitcoin price fluctuations? So basically a Bitcoin price changes, does that impact your revenue and to what extent does it impact your revenue?

Will Reeves:	So, Fold has been operating in the Bitcoin space for over five years now. And we have built Fold to succeed regardless of where Bitcoin’s price is. So what we’ve seen historically as Bitcoin’s price rises, we’ve seen significant customer growth during the last cycle Fold had 200% year-over-year growth. We are just beginning the next cycle here. And when prices fall, we’ve offered a very robust ecosystem that allows people to interact with Bitcoin without necessarily investing or buying it. You can earn it passively. And so, Bitcoin rewards allows people to continue their relationship with Bitcoin without buying it. And so, whether Bitcoin’s price is appreciating or going through volatility, we’ve designed the company to thrive through that.

And so what you’ve seen is significant new customers come in as price increases and as we’ve had any resets, we see our customers go deeper. Volumes have always increased from our user base because they know that they can acquire Bitcoin for cheaper and they have the ability to increase their position. And so really that design helps us create a company that is very durable in the short-term volatility of Bitcoin.

Ben Rabizadeh:	All right, got it. I mean this question is pretty obvious I think, but what gives you confidence in the forecast that substantial revenue increases for 2025 and beyond? Is it just the belief in the Bitcoin or is there something besides the Bitcoin that gives you confidence in revenue increases?

Will Reeves:	All is going to succeed regardless of where Bitcoin’s price is. And so, some of the other things that are separate from that is we have grown with very little marketing efforts or investment of ourselves primarily been referrals and organic growth Fold is set to 12X our marketing and growth investments in 2025. This will be a significant tailwind to Fold’s growth. And again, the entire company has positive unit economics on all of our products. So every new user, every dollar flowing through the platform is creative to the business. So a 12X increase is pretty transformative in terms of how we look at revenue coming forward. And that’s completely separate from the fact that after building our brand for five years and one of the best user experiences, we have now received partnerships and have partner deals that allow us to scale to millions of people beyond even our own efforts.

You’re going to see Fold be able to reach brand new communities at a completely different scale than we have historically. And the combination of those two things is really what’s going to propel us to our targets. Now, Bitcoins’ price continuing its recent journey is also going to be a benefit to that, but really we have reached an inflection point in the business where the company is truly on a different growth trajectory. Now

Ben Rabizadeh:	These planned investments, does that come from the capital that’s being provided by FTAC Corp after the merger or is that coming out of cash flow that you’re reinvesting?

Will Reeves:	Yeah, so it’s coming out of a combination. We are very confident that the markets are going to respond well to this deal and that we will have access to more capital, both to build our balance sheet of Bitcoin as well as accelerate our operating company growth investments.

Ben Rabizadeh:	All right. That a little MSCR hit there.

Betsy Cohen:	I might just add to what Will has just said, they’ve spent five years building a customer base. The customer base is now over 600,000 people and the addition of new products, anybody who’s been in the banking business knows that selling a second product to an existing customer is the best thing to do. And they do have, unlike many other companies, they do have this very large customer base which has been with them and has been growing and the addition of products which they now can focus on will allow a cross-sell opportunity that they might not have had before. So, I think all of the things that Will said plus that just from banking experience is the answer to your question.

Ben Rabizadeh:	All right, got it. All right, I got one last Reddit AMA question. I’m going to sneak in one more of my own and then we’ll call it a day here because we’re running a little bit late. But let me get my own question here first. Will, what’s your business plan in terms of when you expect to reach profitability? What kind of revenue or scale do you need to be profitable?

Will Reeves:	Yeah, so Fold has been very intentional about every product that we’ve released has positive margins. So, every dollar in every customer is going to be creative to the business. And now, we are at a position that we will be both increasing the cross-sell to our existing base as well as investing in the growth of our customer base to new customers. The combination of that puts profitability well within reach on a very short time horizon. This is completely outside of the fact that we are operating at the very beginning of another Bitcoin cycle. As I said earlier at the previous cycle, Fold grew 200% year over year and the year after that 85% year over year, simply doing that alone would put us well into profitability with very significant cash flows.

And I think even regardless of where Bitcoin’s price is going, what we’ve done with the business, the ability to cross-sell into our very large user base that we have today with the new products that we are just releasing now, as well as the growth investments make that a very short-term reality.

Ben Rabizadeh:	It sounds very exciting. All right, last question from the Reddit AMA, which well-known company would you compare Fold to? Would it be fair to call Fold a SoFi or Robinhood or something else?

Will Reeves:	So, I think Fold is very commonly compared to the likes of Coinbase or Robinhood, but we’re fundamentally different from those companies. Pretty much those companies are focusing on speculation and the long tail of crypto assets for this kind of short-term speculative behavior. And we’ve built a platform for long-term financial wellbeing, not short-term gambling. So it’s really the difference of Vegas versus Main Street. Fold is really designed really as a community for people to increase their purchasing power and increase their savings power and this is a desire and a solution that cuts right through most of society today. Everyone is looking for this solution and it’s really already working. We said at the top of the hour. Fold customers have earned over $70 million in Bitcoin. Had we given that away in cash, it would just barely be $20 million. And so Fold, customers are fundamentally getting more wealthy, they’re increasing their purchasing power and outpacing their peers.

And the best part about Fold is that we’re open for everybody. Fold enables the opportunity for anyone to start generating wealth and Bitcoin every single day through their existing behaviors so that they can set themselves up for long-term success. And really that is what is fundamentally different from us, from the likes of a Coinbase or a Robinhood, which is more about the short-term speculative behaviors. And so, we share some similarities in some ways certainly, but really from a fundamental perspective and what our customers come to us for, it’s very different.

Ben Rabizadeh:	All right, it’s been awesome. Learned a lot today. Really intrigued by these opportunity here. So Betsy and Will, thank you very much for your time. I want to let people know we will also be doing a Twitter space with Wolf Financial Thursday, 1:00 PM with a totally different panel. I’m not a crypto expert by the way at all. So a lot of this is a little bit periphery when I watch it. I don’t fully understand blockchain or anything like that, but we got some crypto and blockchain experts and stuff like that, Thursday 1:00 PM on Wolf Financial. So, I encourage people to join there. So see you next time. Loved it. Thank you so much, guys.

Betsy Cohen:	Thank you. We’re delighted to be here.

Ben Rabizadeh:	Great. Take care.

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Important Information About the Proposed Business Combination and Where to Find It

This document relates to a proposed transaction between Fold and FTAC Emerald. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The parties have filed a registration statement on Form S-4 with the SEC, which includes a document that will serve as a prospectus and proxy statement of FTAC Emerald, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FTAC Emerald stockholders. FTAC Emerald also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of FTAC Emerald are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FTAC Emerald through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: FTAC Emerald Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, or by emailing info@cohencircle.com.

Participants in the Solicitation

Fold and FTAC Emerald and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FTAC Emerald’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of FTAC Emerald and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

The information in this document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Fold and FTAC Emerald. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts regarding Fold’s business, net proceeds from the proposed transaction, potential benefits of the proposed transaction and the potential success of Fold’s market and growth strategies, and expectations related to the terms and timing of the proposed transaction. These statements are based on various assumptions and on the current expectations of FTAC Emerald and Fold’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FTAC Emerald and Fold. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the risk that the proposed transaction may not be completed by FTAC Emerald ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by the stockholders of FTAC Emerald and the receipt of certain governmental and regulatory approvals; (iv) the failure to realize the anticipated benefits of the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Fold’s business relationships, performance, and business generally; (vi) the outcome of any legal proceedings that may be instituted against FTAC Emerald or Fold related to the business combination agreement or the proposed transaction; (vii) the ability to maintain the listing of FTAC Emerald’s securities on the NASDAQ; (viii) the ability to address the market opportunity for Fold’s products and services; (ix) the risk that the proposed transaction may not generate the expected net proceeds for the combined company; (x) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xii) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which Fold operates; and (xiii) those factors discussed in FTAC Emerald’s filings with the SEC under the headings “Risk Factors,” and other documents of FTAC Emerald filed, or to be filed, with the SEC. If any of these risks materialize or Fold’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FTAC Emerald nor Fold presently know or that FTAC Emerald and Fold currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FTAC Emerald’s and Fold’s expectations, plans or forecasts of future events and views as of the date of this document. While FTAC Emerald and Fold may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing FTAC Emerald’s and Fold’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.